

August 6, 2013

<u>Via E-mail</u>
Mr. William George
Chief Financial Officer
Comfort Systems USA, Inc.
675 Bering Drive, Suite 400
Houston, Texas 77057

     RE: Comfort Systems USA, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 28, 2013
              Form 10-Q for the Period Ended June 30, 2013
              Filed July 31, 2013
              File No. 1-13011

Dear Mr. George:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition, page 23

2012 Compared to 2011, page 30

2. Throughout your discussion of results of operations, there are instances where significant
    trends and events are attributed to intermediate effects without analysis of the reasons
    underlying those intermediate effects in sufficient detail for a reader to understand the
    business through the eyes of management. Please revise your results of operations discussion
    to address the following:
    *   Please provide a more robust discussion of the reasons for the changes in your selling
        general and administrative expenses from period-to-period. For example, on page 31,
        you indicate that the increase was primarily due to higher medical costs ($2.5 million), an
        increase in bad debt expense ($2.5 million), and a higher compensation accrual ($3.4
        million). However, it is not clear why there were increases in medical costs, bad debt
        expense, and compensation expense. In regards to the significant increase in bad debt
        expense, please also address whether this represents a trend that you expect to continue in
        the future;
    *   Please provide a discussion of net income (loss) attributable to noncontrolling interests to
        provide investors with a better understanding of the underlying reasons for changes in
        this line item from period to period, including what led to the allocation of losses to
        noncontrolling interests in periods when you recorded net income including
        noncontrolling interests;
    *   Changes in the fair value of contingent earn-out obligations represented approximately
        15% of your income (loss) before income taxes for the year ended December 31, 2011.
        Please discuss the acquisitions that the obligations relate to and what caused the
        significant changes in fair value; and
    *   You indicate that your year to date effective tax rate for 2012 was 46.6% as compared to
        14.4% in 2011. Please expand your discussion of income taxes to better discuss your
        effective tax rate for each period with reference to your reconciliation of the U.S.
        statutory income tax rate to the effective tax rate in your financial statements. Please also
        address the underlying material reasons for the change in your effective tax rate from
        period to period. Please discuss which local jurisdictions had the most significant impact
        on your effective tax rate, if applicable.

    This is not meant to represent an all-inclusive list of where your MD&A should be improved.
    We encourage you to provide quantification of amounts and further clarification throughout
    your discussion. For additional guidance, please refer to SEC Release 33-8350, Item
    303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

3. Please provide a more robust discussion of how you determine same-store activity. You
    disclosed that same-store comparison from 2012 to 2011 excludes the first ten months of
    2012 for EAS, which was acquired during 2011. Please clarify when acquisitions are
    included in same store activity and when discontinued operations are excluded from same
    store activity, if applicable.

Financial Statements

2. Summary of Significant Accounting Policies, page 49

Revenue Recognition, page 50

4. You disclosed that approximately 84% of your revenue was earned on a project basis and recognized through the percentage of completion method. Please provide the following:
    - Disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-405-50-2;
    - Disclose the effect of revisions of contract estimates, if the effect is material. Refer to ASC 605-35-50-9 and ASC 250-10-50-4; and
    - Disclose information relating to accounts and retentions payable, including the amounts of retentions to be paid after one year, and if practicable, the year in which the amounts are expected to be paid. Refer to ASC 910-405-50-1.

Form 10-Q for the Period Ended June 30, 2013

8. Commitments and Contingencies, page 12

Claims and Lawsuits, page 12

5. You indicate that you are subject to certain legal and regulatory claims, including lawsuits arising in the normal course of business. You also indicate that you cannot predict the outcome of your proceedings and any liability arising from these matters individually and in the aggregate will not have a material effect on your operating results or financial condition, after giving effect to provisions already recorded. Please revise your disclosure to indicate whether you believe that your proceedings will have a material effect on your cash flows as well.

Liquidity and Capital Resources, page 26

Cash Flow, page 26

6. You indicate that the $9.4 million decrease in cash used in operations primarily relates to higher profitability in 2013 compared to 2012. In your discussions of operating cash flows, please also discuss the changes in your working capital components. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as receivables, accounts payable and accrued liabilities. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief